# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VOR BIOPHARMA INC., CIK 0001817229
CUSIP: 929033207
Title of class of securities: Common Stock, par value $.0001 per share
Address of issuer's principal executive offices: 100 Cambridgepark Drive, Suite 101, Cambridge, Massachusetts (MA), 02140
Date of event which requires filing of this statement: 10/15/2025
Amends the filing with accession number 0001415889-25-001009
Filed by CIK 0002050755
Persons authorized to receive notices and communications: Frank Huang, Manager, 101 Mission Street, Suite 1000, San Francisco, California (CA), 94105, (415) 541-0200

## Reporting persons
- Reprogrammed Interchange LLC (CIK 0002050755): type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: bank loan (BK), working capital (WC); sole voting power 0; shared voting power 1,204,442; sole dispositive power 0; shared dispositive power 1,204,442; aggregate amount beneficially owned 1,204,442 (17.6% of the class)
- Reid Hoffman (CIK 0001519339): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,204,442; sole dispositive power 0; shared dispositive power 1,204,442; aggregate amount beneficially owned 1,204,442 (17.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.0001 per share
Name of issuer: VOR BIOPHARMA INC.
Address of issuer's principal executive offices: 100 Cambridgepark Drive, Suite 101, Cambridge, Massachusetts (MA), 02140
Comment:
This Amendment No. 8 to Schedule 13D amends and supplements the information provided in the previously filed Statement on Schedule 13D filed with the Securities and Exchange Commission on January 7, 2025 and in Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 thereto filed with the Securities and Exchange Commission on August 29, 2025, September 9, 2025, September 12, 2025, October 6, 2025, October 8, 2025, October 10, 2025 and October 16, 2025, respectively (collectively, the "Schedule 13D"), jointly on behalf of Reprogrammed Interchange LLC and Reid Hoffman (each a "Reporting Person" and collectively, the "Reporting Persons").

Except as supplemented herein, such statements, as heretofore amended and supplemented, remain unchanged in all material respects and in full force and effect. Capitalized terms used but not defined herein have the meaning ascribed to such term in the Schedule 13D, as amended.

Responses to each item of this Amendment No. 8 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby amended and supplemented as follows:

From October 15, 2025 through October 16, 2025, Reprogrammed Interchange LLC sold the following shares of Vor Biopharma Inc. in open market transactions, resulting in a decrease in the number of shares of Common Stock beneficially owned by the Reporting Persons by more than one percent of the outstanding shares of Common Stock of the Issuer.

1. 71,655 shares on October 15, 2025, at a weighted average per share sale price of $31.9196.
2. 2,021 shares on October 16, 2025, at a weighted average per share sale price of $30.4548.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 8 to the Schedule 13D, and the information set forth or incorporated in Items 2, 3, 4, 6 and 7, is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: Regarding the number of shares as to which such person has: (i) sole power to vote or to direct the vote: See line 7 of cover sheets, (ii) shared power to vote or to direct the vote: See line 8 of cover sheets, (iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets, and (iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days:
During the past 60 days, Reprogrammed Interchange LLC sold the following shares of Vor Biopharma Inc. in open market transactions. Each share amount and weighted average per share sale price from August 25, 2005 through September 16, 2025 reflects the 1-for-20 reverse stock split of Vor Biopharma Inc. Common Stock effected September 18, 2025.

1. 19,367 shares on August 25, 2025, at a weighted average per share sale price of $42,3256.
2. 14,209 shares on August 26, 2025, at a weighted average per share sale price of $41.6165.
3. 30,582 shares on August 27, 2025, at a weighted average per share sale price of $40.1057.
4. 40,317 shares on August 28, 2025, at a weighted average per share sale price of $40.2307.
5. 27,730 shares on September 3, 2025, at a weighted average per share sale price of $39.9222.
6. 22,650 shares on September 4, 2025, at a weighted average per share sale price of $38.5709.
7. 20,000 shares on September 5, 2025, at a weighted average per share sale price of $39.3639.
8. 23,221 shares on September 8, 2025, at a weighted average per share sale price of $39.7949.
9. 22,461 shares on September 9, 2025, at a weighted average per share sale price of $40,0084.
10. 17,500 shares on September 10, 2025, at a weighted average per share sale price of $36.3019.
11. 14,240 shares on September 11, 2025, at a weighted average per share sale price of $36.6151.
12. 15,000 shares on September 12, 2025, at a weighted average per share sale price of $35.0811.
13. 20,000 shares on September 15, 2025, at a weighted average per share sale price of $32.815.
14. 22,363 shares on September 16, 2025, at a weighted average per share sale price of $30.8023.
15. 1,400 shares on October 1, 2025, at a weighted average per share sale price of $39.1925.
16. 32,451 shares on October 2, 2025, at a weighted average per share sale price of $39.828.
17. 7,901 shares on October 3, 2025, at a weighted average per share sale price of $37.832.
18. 70,763 shares on October 6, 2025, at a weighted average per share sale price of $37.0079.
19. 27,624 shares on October 7, 2025, at a weighted average per share sale price of $33.8369.
20. 75,262 shares on October 8, 2025, at a weighted average per share sale price of $33.8651.
21. 48,884 shares on October 9, 2025, at a weighted average per share sale price of $32.068.
22. 40,983 shares on October 10, 2025, at a weighted average per share sale price of $30.9673.
23. 22,006 shares on October 13, 2025, at a weighted average per share sale price of $32.436.
24 33,668 shares on October 14, 2025, at a weighted average per share sale price of $30.3192.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Signatures
- Reprogrammed Interchange LLC: /s/ Frank Huang, Frank Huang, Manager (10/17/2025)
- Reid Hoffman: /s/ Reid Hoffman, Reid Hoffman (10/17/2025)